UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On February 26, 2020, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Announces Positive Initial Data from Ongoing Phase IIa Open Label Study with IFX-1 in Patients Suffering from Pyoderma Gangraenosum.” A questions and answers document (the “Q&A”) was also disseminated by the Company. The press release and the Q&A are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

In connection with a global healthcare conference, on February 26, 2020, the Company updated and presented its corporate presentation (the “Corporate Deck”). The Corporate Deck is attached hereto as Exhibit 99.3 and is incorporated by reference herein.  The Corporate Deck is also available on the Company’s website located at www.inflarx.de, and the presentation will be available both live and in recorded form on the Company’s website, as well.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: February 26, 2020	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated February 26, 2020
99.2	February 2020 Phase IIB Shine Study Q&A Document
99.3	InflaRx N.V. February 2020 Corporate Presentation titled “Controlling Inflammation”

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